[Letterhead of Sutherland Asbill & Brennan LLP]

STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sutherland.com

October 28, 2008

VIA EMAIL & EDGAR

Mr. Jeffrey W. Long

Accountant

Office of Disclosure and Review

U.S. Securities and Exchange Commission

Room 4460, Mail Stop 4720
100 F. Street, N.E.
Washington, DC 20549

Re:	Madison Harbor Balanced Strategies, Inc. – Preliminary Proxy Statement on Schedule 14A

Dear Mr. Long:

As we discussed, in connection with the filing by Madison Harbor Balanced Strategies, Inc. (the “Company”), of a Definitive Proxy Statement on Schedule 14A (the “Proxy”) pursuant to the rules and regulations of the Securities Exchange Act of 1934, set forth below is a summary of the substantive comments that were provided to the Company by the Staff in a series of telephone conversations on the preliminary proxy statement on Schedule 14A (the “Preliminary Proxy”) that the Company filed on August 26, 2008, and our responses thereto.

1.                                      Please confirm that advisory fees paid to Madison Harbor Capital Management, LLC (the “Adviser”) for the period from August 15, 2007 through December 31, 2007 were paid back by the Adviser to the Company.

The Company and the Adviser confirm that such fees were repaid to the Company.  The Adviser has provided the Staff with correspondence from the Adviser to its bank and correspondence from the Company’s Administrator confirming the repayment, copies of which are attached hereto as Exhibit A.

2.                                      Please provide an accounting of the calculation of the advisory fees under the investment advisory agreement by and between the Company and the Adviser for the period from August 15, 2007 through March 31, 2008 and confirm whether the fess were calculated net of the expense limitation to which the Adviser was subject.

The Adviser prepared a spreadsheet reflecting the calculation of the fees payable, a copy of which is attached hereto as Exhibit B.

3.                                      Please revise the Proxy to show the amount owed under the Prior Advisory Agreement net of the expenses to be reimbursed under the expense limitation and to clarify that that fees paid to Conning Asset Management Company, the Company’s former sub-adviser, will be paid by the Adviser and not by the Company.

The Company has revised the Proxy in response to the Staff’s comment.

4.                                      Please confirm that no fees were ever paid by the Company to the Adviser for the period from January 1, 2008 through January 14, 2008.

The Company confirms that no fees were ever paid by the Company to the Adviser for the period from January 1, 2008 through January 14, 2008 and has provided the Staff with a letter, attached hereto as Exhibit C, from David Heier, the Company’s controller and chief financial officer, to that effect.

*              *              *

Please call me at the above number, or Anne W. Gray at (202) 383-0966, if you have any questions or comments regarding the foregoing.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Mr. Edward M. Casal

2

Exhibit A

Madison Harbor Capital Management, LLC
August 15, 2008	Edward M. Casal Chief Executive Officer (212) 380-5530 (phone) (212) 380-5555 (fax)
ed.casal@madison-harbor.com

Mr. Richard Deochand

Wachovia Bank, NA

Real Estate Financial Services

375 Park Avenue, 5th Floor

New York, NY 10152

via email

Dear Mr. Deochand:

Please transfer $217,329.81 from Madison Harbor Capital Management LLC account ##2000012950515 to Madison Harbor Balanced Strategies. Wiring Instructions are as follows:

Bank:	Wachovia Bank, N.A.
ABA#:	031201467
Account Name:	SPTCFBO Madison Harbor Capital Funds Account
Account #:	2000013330053
FFC:	30278 Madison Harbor Balanced Strategies, Inc.
Reference:	Reimbursement Management Fees (8-15-07 thru 12-31-07)

Please contact Dwain Brown at 212 380-5572 should you have any questions.

Regards,

Edward M. Casal	Russell H. Bales
Chief Executive Officer	Managing Director

The Chrysler Building, 405 Lexington Avenue, 47th Floor, New York, NY 10174

1

Dwain Brown - MHC

From:	Dianne Bain
Sent:	Wednesday, September 10, 2008 10:41 AM
To:	Dwain Brown - MHC
Subject:	confirmation from wachovia for wires for management fees

From:	richard.deochand1@wachovia.com [mailto:richard.deochand1@wachovia.com]
Sent:	Friday, August 15, 2008 4:40 PM
To:	Dianne Bain
Cc:	Dwain Brown - MHC
Subject:	RE:

The wire has been completed | if you should have any further questions or concerns in regards to this request, please feel free to contact me. Thank you and enjoy your day!

Org:	075	Serv:	DDA	Acct:	2000012950515	C/W:	Date:	08152008

Short Name:	MADISON HARBOR	Daily Bal:	6,075.34

Date	Serial T/C	Amount	T/S Cap	Rec Sequence	Date/Desc
08/15/08	620	217,329.81	+063 001	001 1514459	A-AUTH

DOTS TELEPHONE TRANSFER
ID# A444936 075 53035 BATCH # 2280014098
253 217,329.81-019 001 001 1631095 A-AUTH
FUNDS TRANSFER (ADVICE 2008081500063206)
SENT TO SEI PRIVATE TRUST/
BNF=
OBI=FUNDS ACCOUNT FFC
RFB=080815400507 08/15/08 04:31
DAILY BAL: 6,075.34

Richard Deochand

Client Account Manager

Real Estate Americas - New York City region

375 Park Ave 9th Floor - NY4055

New York, New York 10152

Ph: 212-214-8256

Fax: 212-214-8910

2

Gray, Anne

From:	Dwain Brown - MHC [dwain.brown@madison-harbor.com]
Sent:	Wednesday, September 17, 2008 10:33 AM
To:	Gray, Anne
Subject:	FW: MHBS

From: Bednar, Jennifer [mailto:jbednar@seic.com]

Sent: Wednesday, September 10, 2008 1:21 PM

To: Dwain Brown - MHC

Subject: RE: MHBS

Confirmed.

Jennifer M. Bednar

Private Equity

SEI | 1 Freedom Valley Drive | Oaks, PA 19456 | p: 610-676-2645 | f: 484-676-2645 | www.seic.com

From: Dwain Brown - MHC [mailto:dwain.brown@madison-harbor.com]

Sent: Wednesday, September 10, 2008 1:15 PM

To: Bednar, Jennifer

Subject: MHBS

Importance: High

Can you confirm that SEI on behalf of Madison Harbor Balanced Strategies received a wiring transfer totaling $217,329.81 on August 15, 2008.  The transfer represents a reimbursement of management fees from Madison Harbor Capital Management for the period August 15, 2007 through December 31, 2007.

3

Exhibit B

Schedule of Asset Management Fees

due MHCM

August 15, 2007- March 31, 2008

Period	Managmen Fee
8-15-07 thru 9-30-07	70,603.13
QTR ended 12/31/07	146,726.68
QTR ended 3/31/08	152,594.16
369,923.97

Madison Harbor Balanced Strategies, Inc.
Management Fee Calculation for 6.30.07-9.30.07

NAV Managed Account at 6.30.07	27,121,879.14
Less pro-rata accrued liabilities	(192,789.31)
x Factor per quarter .0025 (1.0%/4 x net asset value of the Fund)	67,322.72

NAV Underlying Fund assets at 6.30.07	14,277,318.40
less pro-rata accrued liabilities	(101,486.86)
x Factor per quarter .005 (02.0%/4 x net asset value of the Fund)	70,879.16

Management fee	138,201.88
Total Management fee 6.30.07-9.30.07	138,201.88

Year-to-date mgmt fees:
Mgt fees Inception to March 31, 2005	2,550.26
Management fees 4.1.05-6.30.05	3,825.40
Adjustment to 4.1.05-6.30.05 mgt fees	(7.76)
Management fees 7.1.05-9.30.05	5,016.82
Management fees 10.1.05-12.31.05	5,603.60
Management fees 1.1.06-3.31.06	17,264.89
Management fees 4.1.06-6.30.06	22,999.18
Management fees 7.1.06-9.30.06	33,825.49
Management fees 10.1.06-12.31.06	39,221.58
Management fees 1.1.07-3.31.07	104,107.06
Management fees 3.31.07-6.30.07	128,643.97
Management fees 6.30.07-9.30.07	138,201.88
501,252.37

Management fees paid:
2005 Fiscal year end Mgt fees paid	2,546.64
Management fees 4.1.05-6.30.05-Paid	3,821.26
Management fees 7.1.05-9.30.05-Paid	5,016.82
Management fees 10.1.05-12.31.05-Paid	5,603.60
Management fees 1.1.06-3.31.06-Paid	17,264.89
Management fees 4.1.06-6.30.06	22,999.18
Management fees 7.1.06-9.30.06	33,825.49
Management fees 10.1.06-12.31.06	39,221.58
Management fees 1.01.07-3.31.07	104,107.06
Management fees 3.31.07-6.30.07	128,643.97
363,050.49

Total management fees to be paid	$138,201.88

Madison Harbor Balanced Strategies, Inc.

Management Fee Calculation for 10.1.07- 12.31.07

NAV Managed Account at 9.30.07	24,829,459.14
Less pro-rata accrued liabilities	(112,071.07)
x Factor per quarter .0025 (1.0%/4 x net asset value of the Fund)	61,793.47

NAV Underlying Fund assets at 9.30.07	17,063,662.00
less pro-rata accrued liabilities	(77,019.11)
x Factor per quarter .005 (02.0%/4 x net asset value of the Fund)	84,933.21

Management fee	146,726.68
Total Management fee 10.1.07-12.31.07	146,726.68

Year-to-date mgmt fees:
Mgt fees Inception to March 31, 2005	2,550.26
Management fees 4.1.05-6.30.05	3,825.40
Adjustment to 4.1.05-6.30.05 mgt fees	(7.76)
Management fees 7.1.05-9.30.05	5,016.82
Management fees 10.1.05-12.31.05	5,603.60
Management fees 1.1.06-3.31.06	17,264.89
Management fees 4.1.06-6.30.06	22,999.18
Management fees 7.1.06-9.30.06	33,825.49
Management fees 10.1.06-12.31.06	39,221.58
Management fees 1.1.07-3.31.07	104,107.06
Management fees 4.1.07-6.30.07	128,643.97
Management fees 7.1.07-9.30.07	138,201.88
Management fees 10.1.07-12.31.07	146,726.68
647,979.05

Management fees paid:
2005 Fiscal year end Mgt fees paid	2,546.64
Management fees 4.1.05-6.30.05-Paid	3,821.26
Management fees 7.1.05-9.30.05-Paid	5,016.82
Management fees 10.1.05-12.31.05-Paid	5,603.60
Management fees 1.1.06-3.31.06-Paid	17,264.89
Management fees 4.1.06-6.30.06	22,999.18
Management fees 7.1.06-9.30.06	33,825.49
Management fees 10.1.06-12.31.06	39,221.58
Management fees 1.01.07-3.31.07	104,107.06
Management fees 4.1.07-6.30.07	128,643.97
Management fees 7.1.07-9.30.07	138,201.88
501,252.37

Total management fees to be paid	$146,726.68

Madison Harbor Balanced Strategies, Inc.

Management Fee Calculation for 1.01.08-3.31.08

NAV Managed Account at 12.31.07	22,141,317.00
Less pro-rata accrued liabilities	(121,206.37)
x Factor per quarter .0025 (1.0%/4 x net asset value of the Fund)	55,050.28

NAV Underlying Fund assets at 12.31.07	19,616,158.98
less pro-rata accrued liabilities	(107,383.10)
x Factor per quarter .005 (02.0%/4 x net asset value of the Fund)	97,543.88

Management fee	152,594.16
Total Management fee 1.01.08 - 3.31.08	152,594.16

Year-to-date mgmt fees:
Mgt fees Inception to March 31, 2005	2,550.26
Management fees 4.1.05-6.30.05	3,825.40
Adjustment to 4.1.05-6.30.05 mgt fees	(7.76)
Management fees 7.1.05-9.30.05	5,016.82
Management fees 10.1.05-12.31.05	5,603.60
Management fees 1.1.06-3.31.06	17,264.89
Management fees 4.1.06-6.30.06	22,999.18
Management fees 7.1.06-9.30.06	33,825.49
Management fees 10.1.06-12.31.06	39,221.58
Management fees 1.1.07-3.31.07	104,107.06
Management fees 4.1.07-6.30.07	128,643.97
Management fees 7.1.07-9.30.07	138,201.88
Management fees 10.1.07-12.31.07	146,726.68
Management fees 1.01.08-3.31.08	152,594,16
800,573.21

Management fees paid:
2005 Fiscal year end Mgt fees paid	2,546.64
Management fees 4.1.05-6.30.05-Paid	3,821.26
Management fees 7.1.05-9.30.05-Paid	5,016.82
Management fees 10.1.05-12.31.05-Paid	5,603.60
Management fees 1.1.06-3.31.06-Paid	17,264.89
Management fees 4.1.06-6.30.06	22,999.18
Management fees 7.1.06-9.30.06	33,825.49
Management fees 10.1.06-12.31.06	39,221.58
Management fees 1.01.07-3.31.07	104,107.06
Management fees 4.1.07-6.30.07	128,643.97
Management fees 7.1.07-9.30.07	138,201.88
Management fees 7.1.07-9.30.07	146,726.68
647,979.05

Total management fees to be paid	$152,594.16

Madison Harbor Balanced Strategies

2007/2008 - Due From MHC

		Activity	Balance
4/1/2007	Beginning balance	0.00	5,000.00
4/23/2007	Payment	(5,000.00)	0.00
4/30/2007	April Accrual	2,250.00	2,250.00
5/31/2007	May Accrual	1,750.00	4,000.00
6/30/2007	June Accrual	22,000.00	26,000.00
7/17/2007	Payment	(2,250.00)	23,750.00
7/20/2007	Payment	(26,000.00)	(2,250.00)
7/31/2007	July Accrual	64,000.00	61,750.00
8/31/2007	August Accrual	2,500.00	64,250.00
9/30/2007	September Accrual	5,500.00	69,750.00
10/16/2007	Payment	(64,250.00)	5,500.00
10/29/2007	Payment	(5,500.00)	0.00
10/31/2007	October Accrual	9,000.00	9,000.00
11/30/2007	November Accrual	35,000.00	44,000.00
12/3/2007	Payment	(9,000.00)	35,000.00
12/31/2007	December Accrual	22,000.00	57,000.00
1/16/2008	Payment	(35,000.00)	22,000.00
1/25/2008	Payment	(22,000.00)	0.00
1/31/2008	January Accrual	40,500.00	40,500.00
2/29/2008	February Accrual	7,000.00	47,500.00
3/31/2008	March Accrual	21,000.00	68,500.00

	Total Accrual	232,500.00
	Total Payments	(169,000.00)

Exhibit C

Madison Harbor Balanced Strategies, Inc.

October 14, 2008

Via EMAIL & First Class Mail

Mr. Jeffrey W. Long

Accountant

Office of Disclosure and Review

U.S. Securities and Exchange Commission

Room 4460, Mail Stop 4720

100 F. Street, N.E.

Washington, DC 20549

Re:	Madison Harbor Balanced Strategies, Inc. – Preliminary Proxy Statement on Schedule 14A

Dear Mr. Long:

I am a Manager with the Goodman Group and in that capacity I serve as the chief financial officer and controller of Madison Harbor Balanced Strategies, Inc. (the “Fund”). I was asked to confirm, in connection with the preliminary proxy statement recently filed by the Fund with the Securities and Exchange Commission (the “Commission”), which I understand is currently under review by you and other members of the staff of the Commission, that no fees were ever paid by the Fund to the Fund’s former investment adviser, Madison Harbor Capital Management, LLC (“MHCM”), under the interim investment advisory agreement between the Fund and MHCM (the “Interim Advisory Agreement”), for the period from January 1, 2008 through January 14, 2008.

I hereby confirm my understanding and belief that no fees were ever paid by the Fund to MHCM under the Interim Advisory Agreement for the period from January 1, 2008 through January 14, 2008. Please feel free to contact me at (732) 750-0021 if you need any additional information.

Sincerely,

David Heier

cc:	Mr. Edward M. Casal/Chief Executive Officer Steven B. Boehm, Esq./Sutherland

The Chrysler Building, 405 Lexington Avenue, New York, NY 10174